1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 3.8% Quarter-over-Quarter

Decline in Revenues Resulting in Earnings per Share of NT$ 0.38 or

Earnings per ADS of US$ 0.06 for Fourth Quarter 2011

Taichung, Taiwan, Jan 31, 2012–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the fourth quarter of 2011 were NT$ 15,710 million, which represented a 3.8% decline in revenues compared to the third quarter of 2011 and a 1.5% growth in revenues compared to the fourth quarter of 2010. SPIL reported a net income of NT$ 1,171 million for the fourth quarter of 2011, compared with a net income of NT$ 1,471 million and a net income of NT$ 1,114 million for the third quarter of 2011 and the fourth quarter of 2010, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.38, and diluted earnings per ADS was US$ 0.06.

SPIL today announced that its consolidated sales revenues for the full-year of 2011 were NT$ 61,237 million, which represented a 4.1% decline in revenues compared to same period of 2010. SPIL reported a net income of NT$ 4,837 million for the full-year of 2011, compared with a net income of NT$ 5,627 million for the same period of 2010.

Diluted earnings per ordinary share for 2011 was NT$ 1.55, and diluted earnings per ADS was US$ 0.26.

All figures were prepared in accordance with R.O.C. GAAP on an unaudited consolidated basis.

1

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31							Sequential Comparison
	4Q2011				4Q 2010		YOY	4Q 2011	3Q 2011		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	519,330		15,709,747	100.0		15,478,985	1.5	15,709,747		16,324,530	-3.8
Cost of Goods Sold	(436,305)		(13,198,213)	-84.0		(13,272,013)	-0.6	(13,198,213)		(13,842,471)	-4.7

Gross Profit	83,026		2,511,534	16.0		2,206,972	13.8	2,511,534		2,482,059	1.2

Operating Expenses
Selling Expenses	(6,911)		(209,065)	-1.3		(156,959)	33.2	(209,065)		(195,942)	6.7
Administrative Expenses	(13,950)		(421,973)	-2.7		(407,391)	3.6	(421,973)		(430,762)	-2.0
Research and Development Expenses	(17,974)		(543,701)	-3.5		(420,206)	29.4	(543,701)		(508,794)	6.9

	(38,834)		(1,174,739)	-7.5		(984,556)	19.3	(1,174,739)		(1,135,498)	3.5

Operating Income	44,192		1,336,795	8.5		1,222,416	9.4	1,336,795		1,346,561	-0.7

Non-operating Income	5,105		154,440	1.0		75,832	103.7	154,440		373,872	-58.7
Non-operating Expenses	(1,995)		(60,345)	-0.4		(104,491)	-42.2	(60,345)		(91,820)	-34.3

Income from Continuing Operations before Income Tax	47,302		1,430,890	9.1		1,193,757	19.9	1,430,890		1,628,613	-12.1
Income Tax Credit (Expenses)	(8,581)		(259,586)	-1.7		(79,894)	224.9	(259,586)		(157,323)	65.0

Net Income	38,721		1,171,304	7.5		1,113,863	5.2	1,171,304		1,471,290	-20.4

Earnings Per Ordinary Share - Diluted		NT$	0.38		NT$	0.36			NT$	0.47

Earnings Per ADS - Diluted		US$	0.06		US$	0.06			US$	0.08

Weighted Average Outstanding Shares - Diluted (‘k)			3,097,232			3,133,262				3,113,650

Forex ( NT$ per US$ )			30.25			30.35				29.17

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended on Dec 31, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2011 and 2010
	2011				2010		YOY Change %
	USD	NTD		%	NTD
Net Sales	2,024,360		61,236,892	100.0		63,857,470	-4.1
Cost of Goods Sold	(1,710,627)		(51,746,475)	-84.5		(54,041,264)	-4.2

Gross Profit	313,733		9,490,417	15.5		9,816,206	-3.3

Operating Expenses
Selling expenses	(24,150)		(730,532)	-1.2		(392,391)	86.2
Administrative expenses	(55,151)		(1,668,317)	-2.7		(1,509,261)	10.5
Research and development expenses	(66,163)		(2,001,417)	-3.3		(1,538,307)	30.1

	(145,463)		(4,400,266)	-7.2		(3,439,959)	27.9

Operating Income	168,269		5,090,151	8.3		6,376,247	-20.2

Non-operating Income	23,632		714,876	1.2		340,523	109.9
Non-operating Expenses	(8,625)		(260,899)	-0.4		(326,990)	-20.2

Income Before Income Tax	183,277		5,544,128	9.1		6,389,780	-13.2
Income Tax Credit (Expenses)	(23,368)		(706,885)	-1.2		(762,873)	-7.3

Net Income	159,909		4,837,243	7.9		5,626,907	-14.0

Earnings Per Ordinary Share - Diluted		NT$	1.55		NT$	1.80

Earnings Per ADS - Diluted		US$	0.26		US$	0.30

Weighted Average Outstanding Shares - Diluted (‘k)			3,121,771			3,133,262

Forex ( NT$ per US$)			30.25			30.35

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 31, 2012	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer